January 5, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II, File Nos. 333-206600 and 811-23078

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, the Virtus ETF Trust II (the “Trust”). Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments, on September 18, 2015, regarding the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register common shares of the Virtus Newfleet Dynamic Credit ETF (formerly, the Virtus Newfleet High Yield Income ETF) (the “Fund”), a series of the Trust. The following are the comments provided and the Trust’s response to each:

Prospectus

Fees and Expenses of the Fund

1.	Please confirm that the Expense Limitation Agreement between the Trust and Virtus ETF Advisers LLC (the “Adviser”) with respect to the Fund will remain in place for at least one year from the effective date of the Registration Statement. See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE: The Trust confirms that the Fund’s Expense Limitation Agreement will remain in place for at least one year from the effective date of the Registration Statement.

Principal Investment Strategy

2.	The disclosure states that “the Fund will invest not less than 80% of its assets in high yield securities.” Please describe the high yield securities in which the Fund will invest as part of its principal investment strategy, including whether the Fund will invest in asset-backed securities (e.g., mortgage-backed securities, collateralized loan obligations). Please add the corresponding risks of the applicable types of high yield securities to the “Principal Risks” section. In addition, if the Fund will invest in collateralized loan obligations (“CLOs”) or other collateralized debt obligations (“CDOs”) that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (“1940 Act”), please disclose supplementally whether there are any limits on the amount the Fund can invest in such investments and whether the Fund treats these investments as illiquid.

RESPONSE: As indicated above, the Trust has changed the Fund’s name to the Virtus Newfleet Dynamic Credit ETF. In light of this change, the Fund has made appropriate changes to the description of the Fund’s principal investment strategies to reflect the Fund’s focus on credit instruments generally, as opposed to a singular focus on high yield securities. Consistent with the foregoing, the the description of the Fund’s principal investment strategies (including the Fund’s 80% investment limitation) has been deleted and replaced with the following (changes are indicated below):

“In seeking to achieve the Fund’s investment objective, Newfleet Asset Management, LLC (the “Sub-Adviser”) applies a time-tested approach to credit research to capitalize on opportunities across undervalued areas of the credit ~~high yield fixed income (i.e., “junk bond”)~~ markets. ~~High yield fixed income securities are those that are rated “below investment grade”, which the Sub-Adviser defines as being rated lower than the four highest rating categories of a nationally recognized statistical rating organization or, if unrated, determined to be of comparable quality by the Sub-Adviser.~~  Under normal market conditions, the Fund will invest not less than 80% of its total assets in ~~high yield securities~~. “credit investments”, which the Sub-Adviser defines as including: (i) corporate and sovereign bonds; (ii) loans (including, without limitation, through loan participations and assignments); (iii) securitized instruments (including, without limitation, mortgage-backed securities, collateralized loan obligations and other securities backed by pools of assets such as mortgages, loans or other receivables); (iv) interest rate futures (including, without limitation, U.S. treasury futures); and (v) exchange-traded funds (“ETFs”) that are linked to, or provide investment exposure to, any of the foregoing types of securities. The Fund may invest in credit investments of any credit quality without limitation, including, without limitation, high yield credit investments (i.e., “junk bonds”). High yield credit investments are those that are rated “below investment grade”, which the Sub-Adviser defines as being rated lower than the four highest rating categories of a nationally recognized statistical rating organization or, if unrated, determined to be of comparable quality by the Sub-Adviser. The Fund is an actively managed ETF and, thus, does not seek to replicate the performance of a specified passive index of securities. Instead, it uses an active investment strategy that seeks to meet its investment objective.”

Additionally, the Trust has added the following disclosure to the “Principal Risks” section:

“Exchange Traded Funds. The Fund may invest in actively managed or index-based ETFs. Through its positions in ETFs, the Fund will be subject to the risks associated with such vehicles’ investments, including the possibility that the value of the securities or instruments held by an ETF could decrease (or increase). Investments in ETFs are also subject to the following additional risks:

•	Market Value Risk. The market value of an ETF’s shares may differ from its NAV. This difference in price may be due to the fact that the supply and demand in the market for ETF shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when an ETF trades at a premium (creating the risk that the Fund pays more than NAV for an ETF when making a purchase) or discount (creating the risks that the Fund’s NAV is reduced for undervalued ETFs it holds, and that the Fund receives less than NAV when selling an ETF).

•	Tracking Risk. Index-based ETFs in which the Fund invests may not be able to replicate exactly the performance of the indices they track because the total return generated by the ETF’s underlying securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, index-based ETFs in which the Fund invests may incur expenses not incurred by their applicable indices. Certain securities comprising the indices may, from time to time, temporarily be unavailable, which may further impede an ETF’s ability to track its applicable index or match its performance.

•	Investment Limitation. Under the Investment Company Act of 1940 Act, as amended (“1940 Act”), the Fund may not acquire shares of an ETF if, immediately after such acquisition, the Fund and its affiliated persons would hold more than 3% of the ETF’s total outstanding shares unless (i) the ETF or the Fund has received an order for exemptive relief from the 3% limitation from the Securities and Exchange Commission that is applicable to the Fund; and (ii) the ETF and the Fund take appropriate steps to comply with any conditions in such order. Accordingly, the 3% limitation may prevent the Fund from allocating its investments in the manner the Sub-Adviser considers optimal, or cause the Sub-Adviser to select an investment other than that which the Sub-Adviser considers optimal.

•	Expenses. To the extent the Fund invests in ETFs, your cost of investing in the Fund will generally be higher than the cost of investing directly in ETFs, because you will bear the Fund’s direct fees and expenses in addition to the fees and expenses charged by the underlying ETFs in which the Fund invests. Furthermore, the Fund’s investments in ETFs could affect the timing, amount and character of the Fund’s distributions and therefore may increase the amount of your tax liability.

•	Sampling Risk. The index-based ETFs in which the Fund invests may utilize a representative sampling approach to track their respective underlying indices. ETFs that utilize a representative sampling approach are subject to an increased risk of tracking error because the securities selected for the ETF in the aggregate may vary from the investment profile of the underlying index. Additionally, if using a representative sampling approach, an ETF will typically hold a smaller number of securities than the underlying index, and, as a result, an adverse development to an issuer of securities that the ETF holds could result in a greater decline in NAV than would be the case if the ETF held all of the securities in the underlying index.

Futures Contracts.  A futures contract is a bilateral agreement to buy or sell a security (or deliver a cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contracts) for a set price in the future.  An interest rate future is a futures contract with an interest-bearing instrument as the underlying asset, such as a U.S. Treasury Bond or U.S. Treasury Note. The Fund will be required to deposit with its custodian in a segregated account cash, U.S. Government securities, suitable money market instruments, or liquid, high-grade fixed income securities, known as “initial margin”, in an amount required for the particular futures contract as set by the exchange on which the contract is traded.  This margin amount may be significantly modified from time to time by the exchange during the term of the contract.  If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. The Fund will incur brokerage fees when it purchases and sell futures contracts. Positions taken in the futures markets are not normally held until delivery or cash settlement is required, but are instead liquidated through offsetting transactions, which may result in a gain or a loss. While futures positions taken by the Fund will usually be liquidated in this manner, the Fund may instead make or take delivery of underlying securities whenever it appears economically advantageous for the Fund to do so.”

The Fund does not intend to invest in companies that rely on the exclusions from the definition of an investment company in Sections 3(c)(1) and 3(c)(7) of the 1940 Act as a principal investment strategy, such as CLOs and CDOs. Nevertheless, there is no formal limit on the Fund’s ability to invest in such investments other than applicable liquidity or other limits imposed by the 1940 Act or the rules thereunder. The Fund will consider illiquid those securities that cannot be sold or disposed of in the ordinary course of business within seven days at approximately the value ascribed to them by the Fund. To the extent that CLOs or CDOs meet the foregoing definition, they will be considered illiquid by the Fund.

In connection with the Fund’s potential investments in CLOs and CDOs, the Trust has added the following disclosure to the “Other Investment Policies” section of the Fund’s Statement of Additional Information (“SAI”):

“COLLATERALIZED DEBT OBLIGATIONS (“CDOS”). The Fund may invest in CDOs. A CDO is a security backed by a pool of bonds, loans or other debt obligations. CDOs are not limited to investing in one type of debt and accordingly, a CDO may own corporate bonds, commercial loans, asset-backed securities, residential mortgage-backed securities, commercial mortgage-backed securities or emerging market debt. The CDO’s securities are typically divided into several classes, or bond tranches, that have differing levels of investment grade or credit tolerances. Most CDO issues are structured in a way that enables the senior bond classes and mezzanine classes to receive investment-grade credit ratings. Credit risk is shifted to the most junior class of securities. If any defaults occur in the assets backing a CDO, the senior bond classes are first in line to receive principal and interest payments, followed by the mezzanine classes and finally by the lowest rated (or non-rated) class, which is known as the equity tranche. Similar in structure to a collateralized mortgage obligation (described above) CDOs are unique in that they represent different types of debt and credit risk.

COLLATERALIZED LOAN OBLIGATIONS. The Fund may invest in CLOs, which are debt instruments backed solely by a pool of other debt securities. The risks of an investment in a CLO depend largely on the type of the collateral securities and the class of the CLO in which the Fund invests. Some CLOs have credit ratings, but are typically issued in various classes with various priorities. Normally, CLOs are privately offered and sold (that is, they are not registered under the securities laws) and may be characterized by the Fund as illiquid securities; however, an active dealer market may exist for CLOs that qualify for Rule 144A transactions. In addition to the normal interest rate, default and other risks of fixed income securities, CLOs carry additional risks, including, without limitation, the possibility that distributions from collateral securities will not be adequate to make interest or other payments, the quality of the collateral may decline in value or default, the Fund may invest in CLOs that are subordinate to other classes, values may be volatile, and disputes with the issuer may produce unexpected investment results.”

Additionally, the Trust has added the following disclosure to the “Other Investment Policies” section of the SAI:

“CREDIT DEFAULT SWAPS. The Fund may invest in credit default swaps (“CDSs”) (including, without limitation, contracts on individual securities and index credit default swaps, which are contracts on baskets or indices of securities). The economic return of CDSs depends upon the performance of the reference obligations and/or the reference entities. Exposure to the credit risk of such types of assets through the purchase of CDSs presents risks in addition to those resulting from direct purchases of such types of assets as the related reference obligations. For instance, an active market may not exist for any of the CDSs in which the Fund invests. As a result, the Fund’s ability to maximize returns or minimize losses on such CDSs may be impaired. In addition, the Fund will usually have a contractual relationship only with the counterparty offering the CDS and not the reference obligors on the reference obligations. As a result, the Fund generally will have no right directly to enforce compliance by the reference obligors with the terms of the reference obligations, no rights of set-off against the reference obligors, or any voting or other rights of ownership with respect to the reference obligations. The Fund will not directly benefit from any collateral supporting such reference obligations and will not have the benefit of the remedies that would normally be available to a holder of such reference obligations. Even if, in the case of physically settled CDSs, the Fund obtains such rights upon delivery of the defaulted reference obligations, the Fund’s ability to “work-out” effectively the defaulted reference obligations may be significantly diminished.

CDSs also expose the Fund to counterparty risk. In the event of the insolvency of the counterparty, the Fund will be treated as a general creditor of such counterparty and will not have any claim with respect to the reference obligations. Consequently, the Fund will be subject to credit risk with respect to defaults by such counterparty as well as by the reference obligors.

When the Fund enters into a short unfunded CDS, upon the occurrence of a credit event, the Fund has an obligation to either deliver the defaulted reference obligation or an equivalent cash payment. Similarly, when the Fund enters into a long unfunded CDS, upon the occurrence of a credit event, the Fund has an obligation to deliver a cash payment related to such credit event. To the extent the Fund lacks adequate funds to satisfy these delivery requirements, the Fund will be required to liquidate other Fund investments in a manner which may be inconsistent with its original investment intent and the Fund’s return may be adversely affected.

To the extent a CDS requires the Fund to settle physically the defaulted reference obligation, the Fund may be adversely affected by the purchase price of the defaulted reference obligation. Similarly, CDS cash settlement mechanics may not accurately reflect the related credit loss and may be subject to the discretion of the party performing the calculation. In addition, there can be losses under a CDS without a related default with respect to the referenced obligation. This occurs when the definition of a credit event in the CDS contains events that are not truly credit related and is called credit basis risk. Also, the size of the structured notes underlying a funded CDS in relation to the size of the reference obligation affects the severity of the losses. In general, as the size of the structured notes decreases in relation to the size of the reference obligation, the Fund’s exposure to credit risk with respect to the CDS increases.

Other risks of CDSs include the cost of paying for credit protection if there are no credit events, pricing transparency when assessing the cost of a credit default swap, and the need to fund the delivery obligation (either cash or the defaulted bonds, depending on whether the Fund enters into a long or short swap, respectively). The Fund’s position in CDSs is also subject to liquidity risk, market risk, structural risk, legal risk, and interest rate risk. The Fund may also invest in certificates which represent an undivided interest in a pool of high yield fixed income securities (“Underlying Securities”). Such securities pay principal and interest to the extent the Underlying Securities pay principal and interest. The Fund may, subject to certain restrictions, optionally redeem its certificates for the related pro rata interest in the Underlying Securities.

Exposure to the credit risk of such types of assets through the purchase of such certificates presents risks in addition to those resulting from direct purchases of the Underlying Securities. Until the Fund redeems its certificates, the Fund will not have a direct contractual relationship with the issuers of the Underlying Securities and will not have a right directly to enforce compliance by such issuers with the terms of the Underlying Securities, a right of set-off against such issuers, or any direct rights of ownership with respect to the Underlying Securities. The Fund’s ability to exercise voting rights with respect to the Underlying Securities may also be limited until it redeems its certificates. The Fund’s yield on such securities is dependent upon a number of factors, including, without limitation, the purchase price of such securities and the occurrence of any early or mandatory redemption with respect thereto. The Fund’s investments in such certificates are also subject to prepayment risk, credit risk, liquidity risk, market risk, structural risk, legal risk, and interest rate risk.”

3.	The third bullet point on page 5 states that the Sub-Adviser attempts to maintain the duration of the Fund at a level similar to that of the Barclays U.S. High-Yield 2% Issuer Capped Bond Index (the “Index”). In plain English, please disclose what the Index measures and the duration of the Index as of a recent date.

RESPONSE: The Trust has added the following disclosure to the third bullet point in the “Principal Investment Strategy” section (new language is underlined):

•	“The Sub-Adviser attempts to maintain the duration of the Fund at a level similar to that of the Barclays U.S. High-Yield 2% Issuer Capped Bond Index, an index comprised of dollar denominated and nonconvertible fixed rate, non-investment grade debt securities, with a maximum allocation of 2% to any single issuer. As of December 1, 2015, the Barclays U.S. High-Yield 2% Issuer Capped Bond Index had a modified adjusted duration of 4.30 years. Duration measures the interest rate sensitivity of a fixed income security by assessing and weighting the present value of the security’s payment pattern. Generally, the longer the maturity the greater the duration and, therefore, the greater effect interest rate changes have on the price of the security.”

Principal Risks

4.	Inasmuch as “Loan Participation and Assignment Risk” is a principal risk of the Fund (as disclosed on page 6), please add disclosure relating to loan participations and loan assignments to the “Principal Investment Strategy” section.

RESPONSE: Please see the Trust’s response to Comment 2. The Trust has added disclosure relating to loan participations and assignments to the “Principal Investment Strategy” section.

5.	If the Fund intends to invest in debt of countries that are experiencing economic uncertainty (e.g., Greece) or may be subject to sanctions (e.g., Russia) as part of its principal investment strategy, please disclose such investments in the “Principal Investment Strategy” section and add appropriate risk disclosure in the “Principal Risks” section under “Foreign Securities Risk”, “Emerging Markets Risk” or in a separate risk factor.

RESPONSE: The Trust has added the following disclosure to the “Principal Investment Strategy” section (new language is underlined):

“Although the Fund will primarily invest in the securities of U.S. issuers, the Fund may also invest in securities of foreign issuers, including those in emerging markets or in countries experiencing economic uncertainty.”

Additionally, the Trust has added the following disclosure to the “Foreign Securities” risk disclosure under “Principal Risks” (new language is underlined):

“Countries Experiencing Economic Uncertainty. Issuers in countries experiencing economic uncertainty, which includes countries subject to sanctions or experiencing ongoing political tension, market turmoil or other conditions that could potentially have an adverse impact on the country’s economy may experience a reduced ability to repay debt, and investments in such issuers may reduce the value of the Fund’s investments.”

6.	Under “Sector/Industry Risk”, the disclosure states that “[t]o the extent the Fund is concentrated in one or more sectors, this may make the Fund particularly susceptible to adverse economic, political or regulatory occurrences and changes affecting utilities and companies in these sectors.” If the Fund expects to invest a significant amount of assets in utilities or any other sectors, please identify these sectors in the “Principal Investment Strategy” section and disclose the relevant risks of each sector in the “Principal Risks” section.

RESPONSE: The Trust has reviewed the disclosure and determined that references to investing a significant amount of assets into “industries” was incorrect, as the Fund will not invest a significant amount of assets in any particular industries as a principal investment strategy. Rather, the Fund may invest a significant amount of its assets into different bond market sectors. Accordingly, the Trust has revised the relevant disclosure in the “Principal Investment Strategy” section as follows (changes are indicated below):

“The Sub-Adviser considers credit research an integral component of its ~~high yield~~ investment process, which emphasizes issue selection, bond sector ~~and industry~~ selection and opportunistic trading. In this regard:

•	The Sub-Adviser evaluates market conditions in the context of broad macroeconomic trends and will typically seek to cause the Fund to ~~be overweight~~ invest in those bond sectors ~~and industries~~ that the Sub-Adviser believes ~~contain~~ provide exposure to well-valued companies whose business profiles (and credit measures) are expected to improve.”

In addition, the Trust has deleted the “Sector/Industry Risk” risk factor from the “Principal Risks” section because the Trust does not believe that “Sector/Industry Risk” is a principal risk of the Fund.

7.	Under “No Assurance of Active Trading Market” or in a separate risk factor, please disclose the liquidity risk that, in stressed market conditions, the liquidity of Fund shares may mirror those of its underlying portfolio holdings, which can be significantly less liquid than other exchange-traded fund shares.

RESPONSE: The Trust respectfully acknowledges the comment and notes that the following disclosure is already included in the “Fund Shares Liquidity Risk” section: “During stressed market conditions, the liquidity of Fund Shares may mirror the liquidity of the securities in the Fund’s portfolio, which may be significantly less than the liquidity of other ETFs.” As a result, the Trust believes it is not necessary to include additional disclosure.

8.	Inasmuch as high portfolio turnover is a principal risk of the Fund (as disclosed at the bottom of page 7), please add disclosure in the “Principal Investment Strategy” section that the Fund’s principal strategy includes active and frequent trading.

RESPONSE: The Trust had added the following disclosure to the “Principal Investment Strategy” section:

“The Fund’s investment strategy involves active and frequent trading. While there is no target portfolio turnover rate, the Adviser expects the Fund to have a higher portfolio turnover rate than other registered investment companies. The Adviser expects that the Fund’s turnover rate may exceed 100% from time to time.”

Investing in the Fund – Determination of Net Asset Value

9.	Please provide an explanation that the price of Fund shares is based on market price. See Item 11(a)(1) of Form N-1A.

RESPONSE: The Trust respectfully acknowledges the comment and notes that the following disclosure is already included in the “Purchase and Sale of Fund Shares” section: “Shares of the Fund will trade on the Exchange at market price rather than NAV.” As a result, the Trust believes it is not necessary to include additional disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Financial Statements

10.	Please include financial statements in the next pre-effective amendment to the Registration Statement. See Section 14(a) of 1940 Act.

RESPONSE: The Trust confirms that financial statements will be filed with the next pre-effective amendment to the Registration Statement. The draft financial statements are also attached hereto as Exhibit A.

Signature Page

11.	We note that the Registration Statement has been signed by only one Trustee. Please ensure that all future amendments to the Registration Statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act of 1933 (“Securities Act”).

RESPONSE: The Trust notes that the Registration Statement was signed by the Trust’s sole Trustee at the time of filing. The Trust has subsequently added additional Trustees and confirms that all future amendments to the Registration Statement will be signed as required by Section 6(a) of the Securities Act.

General Procedural Comments

12.	Please disclose supplementally the current status of discussions with NASDAQ regarding the potential listing of the Fund.

RESPONSE: The Trust is working with NASDAQ to respond to an initial set of comments on the 19b-4 rule change filing with respect to the Fund, and has submitted an initial listing application to NASDAQ. The Trust expects a revised 19b-4 rule change filing to be filed shortly.

13.	The Trust acknowledges General Procedural Comments #13 – 19 and confirms that the Trust will comply with all applicable comments and provide any additional information as necessary.

ADDITIONAL REVISIONS

In addition to the foregoing and other non-material changes, the Registration Statement has also been revised as follows:

A.	As indicated above, the name of the Fund has been changed to the “Virtus Newfleet Dynamic Credit ETF”.
B.	The risks factors disclosed in the “Principal Risks” and “Additional Information Regarding Investment Objective, Strategy and Risks” sections of the prospectus have been reordered and are now presented in alphabetical order.
C.	As requested, we note that the expense table and the expense example have been updated as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee	0.55%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.71%
Total Annual Fund Operating Expenses	1.26%
Management Fee Waivers and Reimbursements[2]	0.58%
Total Annual Fund Operating Expenses After Management Fee Waivers and Expense Reimbursements[2]	0.68%

(1) Expenses are based on estimated amounts for the current fiscal year.

(2) The Fund’s investment adviser, Virtus ETF Advisers LLC (the “Adviser”), has entered into an Expense Limitation Agreement to limit the Fund’s total operating expenses (excluding dividend and interest expenses; taxes; brokerage commissions; extraordinary expenses; acquired fund fees and expenses; and payments, if any, under a Rule 12b-1 Distribution Plan) so that such expenses do not exceed 0.68% of the Fund’s average daily net assets through January 31, 2017. While the Adviser or the Fund may discontinue the expense reimbursement arrangement after the contractual period, the Expense Limitation Agreement may only be terminated during its term with the approval of the Fund’s Board of Trustees. Pursuant to the Expense Limitation Agreement, the Adviser may recapture fees waived and operating expenses reimbursed under these arrangements for a period of three years following the fiscal year in which such reimbursement occurred; provided that such recapture may not cause the Fund’s total operating expenses to exceed the expense cap in place at the time of such waiver or reimbursement.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$71.40	$254.70

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner

Exhibit A

Virtus ETF Trust II

Virtus Newfleet Dynamic Credit ETF

STATEMENT OF ASSETS AND LIABILITIES

As of January ___, 2016

See accompanying Notes to Financial Statement.

A-1

Virtus ETF Trust II

Virtus Newfleet Dynamic Credit ETF

NOTES TO FINANCIAL STATEMENT

Note 1: Organization

Virtus ETFis Trust II (the “Trust”) is a newly organized, diversified, open-end management investment company registered under the Investment Company Act of 1940, as amended. The Trust is organized as a Delaware statutory trust pursuant to a Certificate of Trust and an Agreement and Declaration of Trust, each dated July 14, 2015. Virtus Newfleet Dynamic Credit ETF (formerly Virtus Newfleet High Yield Income ETF) (the “Fund”) is a separate investment portfolio of the Trust. The Fund’s investment objective is to provide a high level of current income and, secondarily, capital appreciation, primarily through investments in fixed income investments.

The Fund has had no operations as of January ___, 2016 other than matters relating to its organization and registration as an open-end management investment company under the 1940 Act, and the sale and issuance to Virtus ETF Advisers LLC (the “Adviser”), 4,000 shares of the Fund at an aggregate purchase price of $100,000.

Note 2: Summary of Significant Accounting Policies

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

In the normal course of business, the Fund enters into contracts that contain a variety of representations that provide general indemnifications. The Fund’s maximum exposure under these arrangements is unknown as this would involve as this would involve future claims against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.

Cash

Cash includes non-interest bearing non-restricted cash with one financial institution.

Federal Income Taxes

The Fund intends to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended. If so qualified, the Fund will not be subject to federal income tax to the extent the Fund distributes substantially all of its net investment income and capital gains to shareholders.

A-2

Note 3: Investment Management Agreement

The Fund and the Adviser, as of January 4, 2016, entered into an Advisory Agreement, under the terms of which the Adviser will have overall responsibility for the general management and administration of the Fund. The Fund pays the Adviser as compensation under the Advisory Agreement an annual fee in the amount of 0.55% of the average daily net assets of the Fund. The Adviser has entered into an Expense Limitation Agreement to limit the Fund’s total operating expenses (excluding dividend and interest expenses, taxes, brokerage commissions, extraordinary expenses, acquired fund fees and expenses and payments, if any, under a Rule 12b-1 Distribution Plan) so that such expenses do not exceed 0.68% of the Fund’s average daily net assets.

The Sub-Adviser is Newfleet Asset Management (the “Sub-Adviser”). The Fund and the Sub-Adviser, as of January ___, 2016, entered into a Sub-Advisory Agreement, under the terms of which the Sub-Adviser provides investment advisory services and certain operational services to the Fund. The Sub-Adviser manages the Fund’s investments, subject to the authority of the Adviser and the Board of Trustees of the Fund. As full compensation for its services to the Fund, the Sub-Adviser receives monthly compensation at the annual rate of 50% of the Adviser’s advisory fee. However, the Sub-Adviser has also contractually agreed in the Sub-Advisory Agreement that the Sub-Adviser will waive its advisory fee or reimburse the Adviser in an amount equal to 50% of the Adviser’s waivers and expenditures under the Expense Limitation Agreement. The Sub-Adviser is also entitled to receive 50% of the fees recaptured by the Adviser under the Expense Limitation Agreement.

Note 4: Operational Administrator, Accounting Services Administrator, Transfer Agent, Custodian and Distributor

Virtus ETF Solutions LLC serves as the Fund’s operational administrator.

The Bank of New York Mellon directly and through its subsidiary companies, provides necessary administrative, accounting, tax and financial reporting for the maintenance and operations of the Trust as the Fund’s accounting services administrator. BNY Mellon also serves as the custodian for the Fund’s assets, and serves as transfer agent and dividend paying agent for the Fund.

ETF Distributors LLC serves as the distributor of the Fund.

Note 5: Organization and Offering Costs

The Adviser, on behalf of the Fund, has assumed organization costs estimated to be $_______ for the Trust. Offering costs, consisting primarily of legal fees related to preparing the initial registration statement, are deferred and will be amortized over a 12 month period beginning with the commencement of operations of the Fund. The offering costs for the Fund are estimated to be $_______.

Note 6: Subsequent Events

Management has evaluated events and transactions occurring through the date of filing this financial statement. Such evaluations resulted in no adjustments to the accompanying financial statements.

A-3